SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 4) *

TAL Education Group

(Name of Issuer)

Class A Common Shares, US$0.001 par value per share

(Title of Class of Securities)

G8663P 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bright Unison Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
47,991,204(1) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
47,991,204(1) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,991,204(1) Class A common shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
24.9% of the Class A common shares(1)(2) (or 22.7% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person CO

(1)	Represents 47,991,204 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, that are convertible into 47,991,204 Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(2)	Based on 144,526,157 Class A common shares outstanding as of December 31, 2020 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

1	Name of Reporting Person FAITH FIT LIMITED

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
8,797,500(3) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole voting power with respect to the above shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
8,797,500(3) Class A common shares (represented by the same number of Class B common shares). Bangxin Zhang may also be deemed to have sole dispositive power with respect to the above shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,500(4) Class A common shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
5.7% of the Class A common shares(3)(4) (or 4.2% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person CO

(3)	Represents 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company, that are convertible into 8,797,500 Class A common shares. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(4)	Based on 144,526,157 Class A common shares outstanding as of December 31, 2020 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

1	Name of Reporting Person Bangxin Zhang

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
56,788,704(5) Class A common shares (represented by the same number of Class B common shares). Bright Unison Limited and FAITH FIT LIMITED may also be deemed to have sole voting power with respect to 47,991,204 Class B common shares and 8,797,500 Class B ordinary shares, respectively, which are convertible into an aggregate number of 56,788,704 Class A common shares.

	6	Shared Voting Power 0

7	Sole Dispositive Power
56,788,704(5) Class A common shares (represented by the same number of Class B common shares). Bright Unison Limited and FAITH FIT LIMITED may also be deemed to have sole dispositive power with respect to 47,991,204 Class B common shares and 8,797,500 Class B ordinary shares, respectively, which are convertible into an aggregate of 56,788,704 Class A common shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,788,704(5) Class A common shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9
28.2%(5)(6) (or 26.9% of the total common shares assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.)

12	Type of Reporting Person IN

(5)	Represents (i) 47,991,204 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, that are convertible into 47,991,204 Class A common shares, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company, that are convertible into 8,797,500 Class A common shares. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. FAITH FIT LIMITED is ultimately held by True Blue Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd. as the trustee. Under the terms of this trust, Bangxin Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting rights attached to, the shares held by FAITH FIT LIMITED. Each Class B common share is convertible at the option of the holder into one Class A common share, whereas Class A common shares are not convertible into Class B common shares under any circumstances. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

(6)	Based on 144,526,157 Class A common shares outstanding as of December 31, 2020 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

Item 1(a).	Name of Issuer: TAL Education Group
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China

Item 2(a).	Name of Person Filing: Bright Unison Limited FAITH FIT LIMITED Bangxin Zhang
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Bright Unison Limited

c/o Bangxin Zhang

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

FAITH FIT LIMITED

c/o Bangxin Zhang

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Bangxin Zhang

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

Item 2(c)	Citizenship: Bright Unison Limited — British Virgin Islands FAITH FIT LIMITED — British Virgin Islands Bangxin Zhang — The People’s Republic of China
Item 2(d).	Title of Class of Securities: Class A common shares
Item 2(e).	CUSIP Number: G8663P 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:
The following information with respect to the ownership of the common shares of the issuer by each of the reporting persons is provided as of December 31, 2020. The tables below are prepared based on 144,526,157 shares of Class A common shares and 66,939,204 shares of Class B common shares outstanding as of December 31, 2020.

For Bright Unison Limited

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	47,991,204	(1)	47,991,204		47,991,204	(1)	—
(b) Percent of class:	24.9	%(1)(2)	71.7	%(3)	22.7	%(4)	58.9	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	47,991,204	(1)	47,991,204	(1)	47,991,204	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	47,991,204	(1)	47,991,204	(1)	47,991,204	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 47,991,204 Class B common shares held by the reporting person that are convertible into 47,991,204 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 47,991,204, being 47,991,204 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 47,991,204, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 47,991,204, being the number of Class B common shares held by the reporting person, and (y) the denominator is 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020.

(4)	To derive this percentage, (x) the numerator is 47,991,204, being 47,991,204 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

For FAITH FIT LIMITED

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	8,797,500	(1)	8,797,500		8,797,500	(1)	—
(b) Percent of class:	5.7	%(1)(2)	13.1	%(3)	4.2	%(4)	10.8	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	8,797,500	(1)	8,797,500	(1)	8,797,500	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	8,797,500	(1)	8,797,500	(1)	8,797,500	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 8,797,500 Class B common shares held by the reporting person that are convertible into 8,797,500 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 8,797,500, being 8,797,500 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 8,797,500, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares held by the reporting person.

(3)	To derive this percentage, (x) the numerator is 8,797,500, being the number of Class B common shares held by the reporting person, and (y) the denominator is 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020.

(4)	To derive this percentage, (x) the numerator is 8,797,500, being 8,797,500 Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

For Bangxin Zhang

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	56,788,704	(1)	56,788,704		56,788,704	(1)	—
(b) Percent of class:	28.2	%(1)(2)	84.8	%(3)	26.9	%(4)	69.7	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	56,788,704	(1)	56,788,704	(1)	56,788,704	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	56,788,704	(1)	56,788,704	(1)	56,788,704	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Represents 56,788,704 Class B common shares beneficially owned by the reporting person that are convertible into 56,788,704 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) beneficially owned by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person, and (ii) calculating the percentages of the Class A common shares owned by such person.

(2)	To derive this percentage, (x) the numerator is 56,788,704, being 56,788,704 Class A common shares that are convertible from the same number of Class B common shares beneficially owned by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 56,788,704, being the number of Class A common shares that the reporting person has the rights to acquire upon conversion of the same number of Class B common shares beneficially owned by the reporting person.

(3)	To derive this percentage, (x) the numerator is 56,788,704, being the number of Class B common shares beneficially owned by the reporting person, and (y) the denominator is 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020.

(4)	To derive this percentage, (x) the numerator is 56,788,704, being 56,788,704 Class A common shares that are convertible from the same number of Class B common shares beneficially owned by the reporting person, and (y) the denominator is the sum of (i) 144,526,157, being the numbers of the Company’s total Class A common shares outstanding as of December 31, 2020, and (ii) 66,939,204, being the number of the Company’s total Class B common shares outstanding as of December 31, 2020 that are convertible into the same number of Class A common shares.

(5)	Percentage of aggregate voting power represents voting power of all common shares beneficially owned by the reporting person with respect to all outstanding shares of our Class A and Class B common shares. Each holder of our Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBIT

Exhibit No.	Description

A*	Joint Filing Agreement by and between the Reporting Person, dated as of February 12, 2019

*	Previously filed

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Bright Unison Limited	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Director

FAITH FIT LIMITED	By:	/s/ Bangxin Zhang
	Name:	Bangxin Zhang
	Title:	Director

Bangxin Zhang	/s/ Bangxin Zhang
Bangxin Zhang